Exhibit 99.1

Maris-Tech Announces Full-Year 2025 Financial Results and Continued Strategic Focus on AI-Powered Edge Video Solutions

Company continues to invest in compact, low-power video streaming and edge AI platforms for defense and homeland security applications

Rehovot, Israel, May 15, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) – based edge computing technology, today announced its financial results for the year ended December 31, 2025.

●	Revenues for the year ended December 31, 2025, were $1,341,218, compared to $6,078,953 for the year ended December 31, 2024.

●	Net loss for the year ended December 31, 2025, was $5,409,322 compared to net loss of $1,233,892 for the year ended December 31, 2024.

●	Total cash and cash equivalents as of December 31, 2025 were $2,545,823, compared to $2,294,679 as of December 31, 2024.

In March 2026, the Company completed a $2,000,000 financing transaction to support continued operations, business development, and strategic initiatives.

Israel Bar, Chief Executive Officer of Maris-Tech, stated, “2025 was a year in which Maris-Tech continued to invest in the technology, product capabilities, and market positioning that we believe will support our long-term strategy. While our financial results reflect a challenging year, we remain focused on advancing compact, low-power AI video and edge computing solutions for defense, homeland security, and mission-critical applications. Following our financing transaction in March 2026, we are continuing to execute our strategy and pursue opportunities where we believe real-time video intelligence at the edge can create meaningful operational value for customers.”

For more information regarding our financial results for the year ended December 31, 2025, please see Maris-Tech’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2026.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, intelligence gathering, homeland security, and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the Company’s belief that its investments will support its long-term strategy, the Company’s continued focus on advancing AI-based edge computing solutions and executing its strategy following the March 2026 financing transaction and pursing opportunities that the Company believes will create operational value for customers. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com